

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 27, 2007

Mr. Thomas Kaetzer, Chief Executive Officer
Baseline Oil & Gas Corp.
11811 N. Freeway (I-45), Suite 200
Houston, Texas 77060

> **Re: Baseline Oil & Gas Corp.**
> **Registration Statement on Form SB-2**
> **Filed July 5, 2007**
> **File No. 333-134978**

Dear Mr. Kaetzer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed July 5, 2007

General

1.   We note that this registration statement relates to shares of common stock underlying promissory notes that were issued in a financing transaction in November 2005. We further note that you recently modified the terms of the promissory notes, as noted in footnote (2) to the table of Selling Security Holders and the Form 8-K filed on June 6, 2007. You entered into agreements with the noteholders to extend the maturity of the notes and to increase the annual coupon

from 10% to 12%. This modification appears inconsistent with the staff's position regarding the resale registration of securities underlying convertible securities. The alteration of terms suggests that you continued negotiating with the selling security holders and that, after the filing of the "resale" registration statement, they had the ability to make investment decisions regarding the securities underlying the notes that continue to be the subject of this registration statement. As such, it does not appear that the private transaction was "complete" at the time you filed the registration statement. In these circumstances, Rule 152 is not available to separate the offer and sale of the common stock in the issuance transactions from the resale transactions you seek to register. Please provide us with a detailed analysis explaining your compliance with Section 5 and your ability to rely on Rule 152. For guidance, please refer to our positions on equity lines and PIPES found in Section VIII of the Current Issues and Rulemaking Projects: Quarterly Update (Mar. 31, 2001) and Interpretation 3S of the March 1999 Telephone Interpretations supplement, respectively. If you determine that Rule 152 is not available, please discuss the steps you intend to take address these concerns.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry